ASX RELEASE | March 31, 2021 | ASX:PLL; NASDAQ:PLL

PIEDMONT NAMES LITHIUM INDUSTRY VETERAN AS
CHIEF OPERATING OFFICER

•	Mr. David Klanecky to join Piedmont Lithium as Executive Vice President and Chief Operating Officer

•	Mr. Klanecky most recently served as Albemarle Corporation’s Vice President – Lithium Operations – APAC/EU, with responsibility for hard rock lithium mining and chemical processing activities

Piedmont Lithium Limited (“Piedmont” or “Company”) is pleased to announce that it has appointed Mr. David Klanecky as Executive Vice President and Chief Operating Officer.  Mr. Klanecky brings deep lithium industry engineering, construction, and operations experience to the Piedmont team.  As COO, David will lead the implementation of the Company’s integrated US-based lithium chemicals business, and development of the Company’s operational capabilities.
Mr. Klanecky has spent most of his career in senior operational, research & development, commercial, and strategic leadership roles.  From 2013 to 2021, he served in increasingly senior management roles within Albemarle Corporation, the world’s leading lithium producer, including as VP Strategy and Corporate Development and most recently serving as Vice President – Lithium Operations – APAC/EU, with global responsibility for Albemarle’s manufacturing/operations, process technology and product management within the global lithium business.  David also served as interim CEO of the MARBL joint venture between Albemarle and Mineral Resources Ltd, which includes the Kemerton and Wodgina assets in Australia.
Before joining Albemarle, David had an impressive twenty-year career with The Dow Chemical Company that spanned the globe including expat assignments in Spain, Switzerland, and China across a number of innovative industries.  In his last role with Dow, David launched the Dow Energy Materials Business, focused on Lithium-Ion Battery Materials offerings to cell manufacturers and Auto OEMs, where he served as the Global Business Director for this business unit prior to joining Albemarle in 2013.
David has a Chemical Engineering degree from the University of Nebraska and an Executive MBA from Arizona State/Thunderbird School of Global Management.  He will join Piedmont in April 2021 and will be based in the Company’s Belmont, North Carolina headquarters.
Keith D. Phillips, President and Chief Executive Officer, commented: “We are very pleased to welcome David to our senior management team. David’s experience in and enthusiasm for this industry are unmatched.  Having had responsibility for the world’s leading hard rock-based lithium hydroxide business, including spodumene investments in Western Australia, lithium hydroxide plants in China, and the lithium hydroxide project currently under construction in Kemerton, Western Australia, David is uniquely qualified to lead Piedmont’s operating team as we move into the execution stage of building America’s #1 integrated lithium hydroxide business.”

For further information, contact:
Keith D. Phillips	Brian Risinger
President & CEO	Vice President – Corporate Communications
T: +1 973 809 0505	T: +1 704 910 9688
E: kphillips@piedmontlithium.com	E: brisinger@piedmontlithium.com

This announcement has been authorized for release by the Company’s President & CEO, Keith D. Phillips.